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USA: Total acquires new offshore blocks in the Gulf of Mexico
Paris, April 1, 2008 - Total announces that its wholly owned subsidiary, Total E&P USA Inc., was the highest bidder in the lease sale 206 on 13 blocks in the Central Gulf of Mexico.
Situated in deep waters (1,500 to 2,000 metres) and close to Total’s wholly-owned blocks in this area, each of the thirteen Lease Sale blocks is of an area of approximately 25 square kilometres. The lease period for these exploration blocks is ten years.
Total E&P USA Inc. will operate and wholly own 12 blocks in the Garden Banks and Keathley Canyon areas. Total will own 50% of the thirteen block in partnership with Cobalt International Energy L.P.
The award of these blocks is subject to final approval by the Minerals Management Service.
Total has also recently acquired a 50% working interest from Cobalt in 8 deep offshore blocks located in the Garden Banks area close to Total’s blocks in the same area. Cobalt, the operator, acquired these blocks in 2006, for a lease term of ten years.
Total E&P in the United States
Total has been active in Exploration and Production in the United States since 1957. In 2007, the Group acquired 12 deep and ultra-deep water exploration blocks (five blocks in the Garden Banks area, three blocks in the Green Canyon and four blocks in Walker Ridge) with a 100% working interest. This acquisition followed the acquisition of 27 blocks in 2006 in the same areas of the Gulf of Mexico. It is in line with the company’s strategy to strengthen its portfolio in the Gulf of Mexico by focusing exploration efforts on long-term prospects with high potential.
In the Gulf of Mexico, Total is participating in two major development projects: Total holds an equity share of 17% in the Tahiti project (start-up in the second half of-2009) and also owns 33% of the Chinook project (start-up end-2010). Total currently operates two producing fields, Matterhorn and Virgo.
The Group is also present in other areas of the United States, with exploration acreage in the Beaufort Sea and has recently acquired a 30% working interest from Chevron in several onshore exploration blocks in the White Hills area, Alaska.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com